

July 24, 2024

Garry Neil
Chief Executive Officer
Avalo Therapeutics, Inc.
540 Gaither Road, Suite 400
Rockville, MD 20850

> **Re: Avalo Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 11, 2024**
> **File No. 333-279992**

Dear Garry Neil:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors, page 10

1.   We note your response to prior comment 8 from our letter dated July 2, 2024 related to your Annual Report on Form 10-K for the year ended December 31, 2023 and Form 10-Q for the quarter ended March 31, 2024, which we reissue in part with respect to this registration statement. Based on your revised patent disclosures in the tables throughout the section captioned "Pipeline" beginning on page 4 of this S-3, it appears that certain patents related to AVTX-009 and AVTX-002 will expire in 2026 and in 2027 and 2028, respectively. Please revise this registration statement to provide additional risk factor disclosure discussing the extent to which the Company faces any material risk(s) stemming from the expiration of its patents, or otherwise advise.

Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Gibbons